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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)*


                         BROADWAY FINANCIAL CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                     1144410
                                 (CUSIP Number)

                       Stephen Zuppello, Managing Director
                       Deltec Asset Management Corporation
                  535 Madison Avenue, New York, New York 10022
    ------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 16, 1997
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
    ------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 18 Pages

                                  SCHEDULE 13D


CUSIP NO. 1144410                                  PAGE    2   OF   18   PAGES
-----------------                                  ---------------------------


------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Deltec International S.A.
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) |_|
                                                                       (B) |_|
------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
        AF
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Panama
------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES              208,797
   BENEFICIALLY       --------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               -0-
     REPORTING        --------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH               208,797
                      --------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        208,797
------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               |_|
------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.0%
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
        CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Broadway Financial Corporation ("Broadway") whose principal executive offices are located at 4835 West Venice Boulevard, Los Angeles, California 90019.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Deltec International S.A. ("Deltec International"), a Panamanian corporation. Deltec International is a holding company which is engaged through various subsidiaries principally in the provision of investment advisory and private banking services in The Bahamas, the United States and the United Kingdom. Deltec International owns all of the stock of The Deltec Banking Corporation Limited ("Deltec Banking"), a Bahamian banking corporation which is engaged principally in investment and merchant banking in The Bahamas, and any securities beneficially owned by Deltec Banking may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), as being beneficially owned by Deltec International. The address of the principal business and offices of Deltec International and Deltec Banking is Deltec House, Lyford Cay, Nassau, Bahamas.


                               Page 3 of 18 Pages

         Appendix I attached hereto sets forth, with respect to each executive officer and director of Deltec International and Deltec Banking, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Except where otherwise indicated in Appendix I or as indicated above, the principal business of each organization listed in Appendix I is the provision of financial services.

         During the five years preceding the filing of this statement, neither Deltec International nor Deltec Banking, nor, to the knowledge of Deltec International, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 18 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Deltec Banking used general corporate funds in the amount of $2,194,470.15 to purchase the Shares referred to in Item 5. No borrowed funds were used in connection therewith.

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares were acquired by Deltec Banking for investment. At the present time Deltec International has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Broadway, or the disposition of securities of Broadway, (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Broadway or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Broadway or any of its subsidiaries, (d) any change in the present board of directors or management of Broadway, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Broadway, (f) any other material change in Broadway's business or corporate structure, (g) changes in Broadway's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Broadway by any person, (h) causing a class of securities of Broadway to be delisted from a


                               Page 5 of 18 Pages
national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of Broadway becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. Deltec International filed an application with the Office of Thrift Supervision ("OTS") requesting its determination that no control relationship will exist if Deltec International acquires beneficial ownership of additional Shares up to, but not more than, 25% of the outstanding Shares. Deltec's application was approved, and a rebuttal agreement, a copy of which is attached as Exhibit 1 hereto, was executed by the OTS on May 9, 1997. Deltec International does not intend to purchase or sell any additional Shares, in the open market or otherwise, except insofar as necessary to maintain its ownership at the 25% level.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of filing this statement, Deltec International beneficially owns, through Deltec Banking, 208,797 Shares, or 25.0% of the 835,188 Shares that Broadway has informed Deltec were outstanding on May 21, 1997. Deltec Banking acquired such Shares as follows: 57,000 Shares were purchased in December 1996, and 151,797 Shares were purchased on May 16, 1997 at approximately $10.94 per Share (including


                               Page 6 of 18 Pages
commissions), of which 30,000 Shares were purchased from discretionary brokerage or investment advisory clients of Deltec and 121,797 Shares were purchased in the open market.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

         Deltec International presently has no contracts, arrangements, understandings or relationships with any person with respect to any securities of Broadway.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Rebuttal Agreement signed by Deltec International and related parties on April 18, 1997 and by the Assistant Regional Director of the OTS on May 9, 1997.


                               Page 7 of 18 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 1997                          DELTEC INTERNATIONAL S.A.

                                             By /s/ Andre J. Feldman
                                                ---------------------
                                                Andre J. Feldman
                                                Vice President


                               Page 8 of 18 Pages

                                                                    APPENDIX I



                            DELTEC INTERNATIONAL S.A.

                             DIRECTORS AND OFFICERS

                      PRINCIPAL              NAME AND
NAME                  OCCUPATION             BUSINESS ADDRESS       CITIZENSHIP

Peter S. Darling      Managing Director of   Mercury Asset Mgmt Group   British
 Chairman of the      Mercury Asset Mgmt     33 King William Street
 Board & CEO;         Group                  London, England 3C2R 9AS
 Director

Penelope Dauphinot    Executive Vice         Deltec International S.A. Brazilian
  Deputy Chairman,    President of Deltec    P. O. Box N-3229
  Executive Vice      International S.A.     Nassau, Bahamas
  President and
  Assistant Secretary;
  Director

Andre J. Feldman      Executive Vice         The Deltec Banking        Bahamian
  Vice President      President of           Corporation Limited
  and Secretary       The Deltec Banking     P. O. Box N-3229
                      Corporation Limited    Nassau, Bahamas

Gordon Bradshaw       Vice President, COO    The Deltec Banking        Canadian
  Treasurer           & Controller of        Corporation Limited
                      The Deltec Banking     P. O. Box N-3229
                      Corporation Limited    Nassau, Bahamas

Stephanie E. Harding  Secretary & Treasurer  The Deltec Banking        Bahamian
  Vice President and  of The Deltec          Corporation Limited
  Asst. Secretary     Banking Corporation    P. O. Box N-3229
                      Limited                Nassau, Bahamas

Terry E. Girling      Chief Financial        Deltec Panamerica Trust    British
  Asst. Treasurer     Officer of Deltec      Company Limited
                      Panamerica Trust       P. O. Box N-3229
                      Company Limited        Nassau, Bahamas

Arthur E. Byrnes      Chairman of the Board  Deltec Asset Mgmt. Corp.      U.S.
  Director            of Deltec Asset Mgmt.  535 Madison Avenue
                      Corporation            New York, N.Y. 10022


Jean Chalopin         Private investor       c/o Deltec Int'l S.A.      French
  Director                                   P. O. Box N-3229
                                             Nassau, Bahamas


                               Page 9 of 18 Pages

Maurice M. Dwek       Private investor      Soditic Finance F.A.       British
  Director                                  114 rue du Rhone
                                            1204 Geneva, Switzerland

Albert H. Gordon      Private investor      c/o Deltec Asset Mgmt.Corp.   U.S.
  Director                                  535 Madison Avenue
                                            New York, N.Y. 10022

John R. Gordon        President & CEO of    Deltec Asset Mgmt. Corp.      U.S.
  Director            Deltec Asset Mgmt.    535 Madison Avenue
                      Corporation           New York, N.Y. 10022

Kiendl D. Gordon      Homemaker             c/o Deltec Asset Mgmt. Corp.  U.S.
  Director                                  535 Madison Avenue
                                            New York, N.Y. 10022

Peter T. Kikis        Private investor      c/o Kikis Asset Mgmt. Corp.   U.S.
  Director                                  535 Madison Avenue
                                            New York, N.Y. 10022

David P. McNaughtan   Chairman, President   Deltec Securities (U.K.)Ltd. British
  Director            & CEO of The Deltec   Brettenham House
                      Banking Corporation   5 Lancaster Place
                      Limited               London, WC2E 7EN
                                            England

J. Mario Santo        Presidente del        Cervecerias Bavaria S.A.  Colombian
  Domingo, Director   Directorio            (brewery)
                      Bavaria, S.A.         Apartado Aereo 3538
                                            Bogota, Colombia

Gustavo J. Vollmer,   Industrialist         Corpalmar                Venezuelan
  Jr., Director                             (sugar mill)
                                            Edificio Banco Del Orinoco
                                            Pisoq, Ave.FCO De Miranda
                                            Sector La Floresta
                                            Caracas, Venezuela

Gustavo J. Vollmer,   Private investor      Banco Mercantile C.A.    Venezuelan
  Sr., Director                             Apartado 789
                                            Caracas 1010, Venezuela




                               Page 10 of 18 Pages

                     THE DELTEC BANKING CORPORATION LIMITED

                             DIRECTORS AND OFFICERS


                      PRINCIPAL               NAME AND
NAME                  OCCUPATION              BUSINESS ADDRESS      CITIZENSHIP

David P. McNaughtan   Chairman, President     Deltec Securities (U.K.)   British
  Chairman of the     & CEO of The Deltec     Brettenham House
  Board, President    Banking Corporation     5 Lancaster Place
  and Chief Executive Limited                 London, WC2E 7EN
  Officer; Director                           England

Andre J. Feldman      Executive Vice President The Deltec Banking       Bahamian
  Executive Vice      of The Deltec Banking    Corporation Limited
  President           Corporation Limited      P.O. Box N-3229
                                               Nassau, Bahamas

Jennifer E. Rahming   Trust Officer of        The Deltec Banking        Bahamian
  Vice President      The Deltec Banking      Corporation Limited
                      Corporation Limited     P.O. Box N-3229
                                              Nassau, Bahamas

Terry E. Girling      Vice President          The Deltec Banking         British
  Vice President      The Deltec Banking      Corporation Limited
                      Corporation Limited     P.O. Box N-3229
                                              Nassau, Bahamas

Gordon Bradshaw       Vice President, COO     The Deltec Banking        Canadian
  Vice President,     & Controller of The     Corporation Limited
  COO & Controller;   Deltec Banking          P. O. Box N-3229
  Director            Corporation Limited     Nassau, Bahamas

Antonio Augusto de    President of            Deltec Holdings Inc.    Portuguese
Araujo Faria Guedes   Deltec Holdings Inc.    (real estate development)
  Vice President;                             Rua Alcides Lourenco Da Rocha
  Director                                    167-3 Andar
                                              Sao Paulo, Brazil
                                              CEP 04571-110

Jeffrey A. Williams   Vice President of       The Deltec Banking        Bahamian
  Vice President      The Deltec Banking      Corporation Limited
                      Corporation Limited     P.O. Box N-3229
                                              Nassau, Bahamas



                               Page 11 of 18 Pages

Stephanie E. Harding  Secretary & Treasurer   The Deltec Banking        Bahamian
  Secretary &         of The Deltec Banking   Corporation Limited
  Treasurer           Corporation Limited     P.O. Box N-3229
                                              Nassau, Bahamas

Roland P. Malimpensa  Vice President of       Deltec Holdings Inc.     Brazilian
  Director            Deltec Holdings Inc.    (real estate development)
                                              Rua Alcides Lourenco Da Rocha
                                              167-3 Andar
                                              Sao Paulo, Brazil
                                              CEP 04571-110






                               Page 12 of 18 Pages

                                                                     EXHIBIT 1



                               REBUTTAL AGREEMENT


         REBUTTAL OF REBUTTABLE DETERMINATION OF CONTROL UNDER PART 574


         I.       WHEREAS

         A. DELTEC INTERNATIONAL, S.A., a Panamanian corporation, headquartered at Deltec House, Lyford Cay, Nassau, Bahamas and its wholly-owned subsidiary The Deltec Banking Corporation Limited, together with the other persons signing this agreement ("Deltec"), is the owner of 87,000 shares (the "Shares") of the common stock, $0.01 par value (the "Stock"), of Broadway Financial Corporation, 4835 West Venice Boulevard, Los Angeles, California 90019 ("Broadway Financial"), which Shares represent 9.7 percent of a class of "voting stock" of Broadway Financial as defined under the Acquisition of Control Regulations ("Regulations") of the Office of Thrift Supervision ("Office"), 12 CFR part 574 ("Voting Stock");

         B. Broadway Federal Bank, f.s.b. (the "Institution"), a wholly owned subsidiary of Broadway Financial, is a "savings association" within the meaning of the Regulations;

         C. Deltec seeks to acquire additional shares of stock of Broadway Financial ("Additional Shares"), such that Deltec's ownership thereof will exceed 10 percent of a class of Voting Stock but will not exceed 25 percent of a class of Voting Stock of Broadway Financial; and Deltec's acquisition would constitute the acquisition of a "control factor" as defined in the Regulations ("Control Factor");

         D. Deltec does not seek to acquire the Additional Shares or Control Factor for the purpose or effect of changing the control of Broadway Financial or in connection with or as a participant in any transaction having such purpose or effect;

         E. The Regulations require a company or a person who intends to hold 10 percent or more but not in excess of 25 percent of any class of Voting Stock of a savings association or holding company thereof and that also would possess any of the Control Factors specified in the Regulations, to file and obtain approval of an application ("Application") under the Savings and Loan Holding Company Act ("Holding Company Act"), 12 U.S.C. 1467a, or file and obtain clearance of a notice ("Notice") under the Change in Control Act ("Control Act"), 12 U.S.C. 1817(j), prior to acquiring such amount of stock and a Control Factor unless the rebuttable determination of control has been rebutted.

         F. Under the Regulations, Deltec would be determined to be in control, subject to rebuttal, of Broadway Financial upon acquisition of the Additional Shares or Control Factor;


                               Page 13 of 18 Pages

         G. Deltec has no intention to manage or control, directly or indirectly, Broadway Financial;

         H. Deltec has filed on April 21, 1997, a written statement seeking to rebut the determination of control, attached hereto and incorporated by reference herein, (this submission referred to as the "Rebuttal");

         I. In order to rebut the rebuttable determination of control, Deltec agrees to offer this Agreement as evidence that the acquisition of the Additional Shares or Control Factor as proposed would not constitute an acquisition of control under the Regulations.

         II. The Office has determined, and hereby agrees, to act favorably on the Rebuttal, and in consideration of such a determination and agreement by the Office to act favorably on the Rebuttal, Deltec and any other existing, resulting or successor entities of Deltec agree with the Office that:

         A. Unless Deltec shall have filed a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either shall have obtained approval of the Application or clearance of the Notice in accordance with the Regulations, Deltec will not, except as expressly permitted otherwise herein or pursuant to an amendment to this Rebuttal Agreement:

         1. Seek to accept representation of more than one member of the board of directors of the Institution or Broadway Financial;

         2. Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Institution's or Broadway Financial's board of directors or as president or chief executive officer of the Institution or Broadway Financial;

         3. Engage in any intercompany transaction with Broadway Financial or its affiliates;

         4. Propose a director in opposition to nominees proposed by the management of the Institution or Broadway Financial for the board of directors of the Institution or Broadway Financial other than as permitted in Paragraph A-1;

         5. Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Institution or Broadway Financial other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Institution or Broadway Financial;



                               Page 14 of 18 Pages

         6. Do any of the following, except as necessary solely in connection with Deltec's performance of duties as a member of the Institution's or Broadway Financial's board of directors:

         (a) Influence or attempt to influence in any respect the loan and credit decisions or policies of the Institution or Broadway Financial, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of the Institution or Broadway Financial;

         (b) Influence or attempt to influence the dividend policies and practices of the Institution or Broadway Financial or any decisions or policies of the Institution or Broadway Financial as to the offering or exchange of any securities;

         (c) Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or character of the Institution or Broadway Financial;

         (d) Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of the Institution or Broadway Financial; or

         (e) Seek or accept access to any non-public information concerning the Institution or Broadway Financial.

         B. Deltec is not a party to any agreement with the Institution or Broadway Financial.

         C. Deltec shall not assist, aid or abet any of the Institution's or Broadway Financial's affiliates or associates that are not parties to this Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of this Agreement.

         D. Any amendment to this Agreement shall only be proposed in connection with an amended rebuttal filed by Deltec with the Office for its determination;

         E. Prior to acquisition of any shares of "Voting Stock" of Broadway Financial as defined in the Regulations in excess of the Additional Shares, any required filing will be made by Deltec under the Control Act or the Holding Company Act and either approval of the acquisition under the Holding Company Act shall be obtained from the Office or any Notice filed under the Control Act shall be cleared in accordance with the Regulations;



                               Page 15 of 18 Pages

         F. At any time during which 10 percent or more of any class of Voting Stock of Broadway Financial is owned or controlled by Deltec, no action which is inconsistent with the provisions of this Agreement shall be taken by Deltec until Deltec files and either obtains from the Office a favorable determination with respect to either an amended rebuttal, approval of an Application under the Holding Company Act, or clearance of a Notice under the Control Act, in accordance with the Regulations;

         G. Where any amended rebuttal filed by Deltec is denied or disapproved, Deltec shall take no action which is inconsistent with the terms of this Agreement, except after either (1) reducing the amount of shares of Voting Stock of Broadway Financial owned or controlled by Deltec to an amount under 10 percent of a class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations; or (2) filing a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either obtaining approval of the Application or clearance of the Notice, in accordance with the Regulations;

         H. Where any Application or Notice filed by Deltec is disapproved, Deltec shall take no action which is inconsistent with the terms of this Agreement, except after reducing the amount of shares of Voting Stock of Broadway Financial owned or controlled by Deltec to an amount under 10 percent of any class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

         I. Should circumstances beyond Deltec's control result in Deltec being placed in a position to direct the management or policies of Broadway Financial or the Institution, then Deltec shall either (1) promptly file an Application under the Holding Company Act or a Notice under the Control Act, as appropriate, and take no affirmative steps to enlarge that control pending either a final determination with respect to the Application or Notice, or (2) promptly reduce the amount of shares of Broadway Financial Voting Stock owned or controlled by Deltec to an amount under 10 percent of any class of Voting Stock or immediately cease any actions that give rise to a conclusive or rebuttable determination of control under the Regulations;

         J. By entering into this Agreement and by offering it for reliance in reaching a decision on the request to rebut the presumption of control under the Regulations, as long as 10 percent or more of any class of Voting Stock of Broadway Financial is owned or controlled, directly or indirectly, by Deltec, and Deltec possesses any Control Factor as defined in the Regulations, Deltec will submit to the jurisdiction of the Regulations, including (1) the filing of an amended rebuttal or Application or Notice for any proposed action which is prohibited by this Agreement, and (2) the provisions relating to a


                               Page 16 of 18 Pages
penalty for any person who willfully violates or with reckless disregard for the safety or soundness of a savings association participates in a violation of the Holding Company Act or Control Act and the regulations thereunder, and any regulation or order issued by the Office.

         K. Any violation of this Agreement shall be deemed to be a violation of the Holding Company Act or Control Act and the Regulations, and shall be subject to such remedies and procedures as are provided in the Holding Company Act or Control Act and the Regulations for a violation thereunder and in addition shall be subject to any such additional remedies and procedures as are provided under any other applicable statutes or regulations for a violation, willful or otherwise, of any agreement entered into with the Office.

         III. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties thereto. It shall not be necessary that any one counterpart be signed by all of the parties hereto as long as each of the parties has signed at least one counterpart.

         IV. This Agreement shall be interpreted in a manner consistent with the provisions of the Rules and Regulations of the Office.

         V. This Agreement shall terminate upon (i) the approval by the Office of Deltec's Application under the Holding Company Act or clearance by the Office of Deltec's Notice under the Control Act to acquire Broadway Financial, and consummation of the transaction as described in such Application or Notice, (ii) the disposition by Deltec of a sufficient number of shares of Broadway Financial, or (iii) the taking of such other action that thereafter Deltec is not in control and would not be determined to be in control of Broadway Financial under the Control Act, the Holding Company Act or the Regulations of the Office as in effect at that time.


                               Page 17 of 18 Pages

         VI. IN WITNESS THEREOF, the parties thereto have executed this Agreement by their duly authorized officer.

                                        DELTEC INTERNATIONAL S.A.

                                        Date:  4/18/97
                                               --------------------------
                                        By:  /s/ Andre J. Feldman
                                             ----------------------------
                                             Andre J. Feldman
                                             Vice President and Secretary

                                        THE DELTEC BANKING CORPORATION LIMITED

                                        Date:  4/18/97
                                               ---------------------------
                                        By:  /s/ Andre J. Feldman
                                             -----------------------------
                                             Andre J. Feldman
                                             Executive Vice President

                                        Date:  4/18/97
                                               ---------------------------
                                        /s/ Penelope C. Dauphinot
                                        ----------------------------------
                                            Penelope C. Dauphinot

                                        Date:  4/18/97
                                               ---------------------------
                                        /s/ John R. Gordon
                                        ----------------------------------
                                            John R. Gordon

                                        Date:  4/18/97
                                               ---------------------------
                                        /s/ Albert H. Gordon
                                        ----------------------------------
                                            Albert H. Gordon

                                        OFFICE OF THRIFT SUPERVISION

                                        Date:  5/9/97
                                               ---------------------------
                                        By:   /s/ Timothy J. Lane
                                              ----------------------------
                                              Assistant Regional Director



                               Page 18 of 18 Pages